MEREDITH CORPORATION

1716 Locust Street

Des Moines, Iowa 50309

August 11, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Meredith Corporation
Registration Statement on Form S-4
SEC File No. 333-258721

Ladies and Gentlemen:

Meredith Corporation (the “Company”) intends to offer to exchange (the “Exchange Offer”) up to $300,000,000 aggregate principal amount of its 6.500% Senior Notes due 2025 (the “Exchange Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for an equal aggregate principal amount of its outstanding 6.500% Senior Notes due 2025 (the “Outstanding Unregistered Notes”), issued in a private offering and resold under Rule 144A in June 2020. The Exchange Notes will be guaranteed by certain wholly owned subsidiaries of the Company (the “Guarantors”) under an indenture to be qualified under the Trust Indenture Act of 1939 (the “Guarantees”).

In compliance with the requirements set forth by the staff (the “Staff”) of the U.S. Securities and Exchange SEC (the “SEC”) in Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”), the Company and the Guarantors hereby advise you that they are registering the Exchange Notes and the Guarantees in reliance on the position enunciated by the Staff in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”), the Morgan Stanley Letter and Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Letter”).

Each of the Company and the Guarantors represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer, and that to its knowledge, each person (including any broker-dealer) participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company and the Guarantors represent that they will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be received in the Exchange Offer, such person: (1) may not rely on the position of the SEC enunciated in Shearman & Sterling Letter, the Morgan Stanley Letter, the Exxon Letter or similar letters, and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company and each of the Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company and the Guarantors further represent that they will make each person (including any broker-dealer) participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Outstanding Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for Outstanding Unregistered Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions).

The Company and the Guarantors also represent that they will include in the transmittal letter or similar documentation to be executed by the exchange offeree to participate in the Exchange Offer: (1) a representation to the effect that by accepting the Exchange Offer, the exchange offeree (including any broker-dealer) represents to the Company and the Guarantors that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes, and (2) a representation to the effect that if the exchange offeree is a broker-dealer holding Outstanding Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Unregistered Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Company and the Guarantors will commence the Exchange Offer for the Outstanding Unregistered Notes when the above-referenced Registration Statement is declared effective by the SEC. The Exchange Offer will remain in effect for a limited time and will be conducted by the Company and the Guarantors in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

Please direct any questions or comments relating to the foregoing to John Zieser, Chief Development Officer and General Counsel at (515) 284-3000 or Kevin Mills, Esq. at Cooley LLP at (202) 776-2847.

Very truly yours,

MEREDITH CORPORATION

/s/ John S. Zieser
Name: John S. Zieser
Title: Chief Development Officer, General Counsel and Secretary

MEREDITH SHOPPER MARKETING, LLC
KVVU BROADCASTING CORPORATION

/s/ John S. Zieser

Name:	John S. Zieser
Title:	Secretary

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/s/ Norbert W. Kaut

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cc:	Jason Frierott, Chief Financial Officer
Kevin Mills, Cooley LLP
Aaron Binstock, Cooley LLP
Darren DeStefano, Cooley LLP
Darah Protas, Cooley LLP